UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Platinum Group Metals Ltd.

(Name of Issuer)

Common shares, no par value

(Title of Class of Securities)

72765Q601

(CUSIP Number)

Karen Oliver

Deepkloof Limited

No. 2, The Forum

Grenville Street

St Helier

Jersey

JEI 4HH

Telephone Number: +44 1534 823000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 72765Q601	Page 2 of 6

1	NAME OF REPORTING PERSONS Deepkloof Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,837,349
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,837,349

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,837,349
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9% (1)
14	TYPE OF REPORTING PERSON* CO

(1)	Based on 95,891,331 common shares outstanding as of February 21, 2022 (as disclosed on the Issuer’s website on such date). See Item 4 of this Schedule 13D for further information.

CUSIP No. 72765Q601	Page 3 of 6

1	NAME OF REPORTING PERSONS HCI Invest14 Holdco (Pty) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,837,349
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,837,349

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,837,349
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9% (1)
14	TYPE OF REPORTING PERSON* CO

(1)	Based on 95,891,331 common shares outstanding as of February 21, 2022 (as disclosed on the Issuer’s website on such date). See Item 4 of this Schedule 13D for further information.

CUSIP No. 72765Q601	Page 4 of 6

1	NAME OF REPORTING PERSONS Hosken Consolidated Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,837,349
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,837,349

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,837,349
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9% (1)
14	TYPE OF REPORTING PERSON* CO

(1)	Based on 95,891,331 common shares outstanding as of February 21, 2022 (as disclosed on the Issuer’s website on such date). See Item 4 of this Schedule 13D for further information.

CUSIP No. 72765Q601	Page 5 of 6

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on December 28, 2020 (as amended by Amendment No. 1 on Schedule 13D filed on March 1, 2021, the “Schedule 13D”), and amends and supplements the Schedule 13D as specifically set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Except as set forth below, all previous items remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and supplemented by adding the following paragraph:

The source of funds for the February 11 Private Placement (as defined in Item 4 below) was the Reporting Persons’ capital available for investment.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and supplemented by adding the following paragraphs:

From April 27, 2021 to May 10, 2021, HCI, through Deepkloof, sold an aggregate of 294,495 Shares in open market transactions on the New York Stock Exchange for aggregate gross proceeds of $1,521,038.

On February 11, 2022, HCI purchased an aggregate of 3,539,823 Shares directly from the Company in a non-brokered private placement (the “February 11 Private Placement”). The shares were sold at a price per share of $1.695 for aggregate gross proceeds to the Company of $6.0 million. After giving effect to the February 11 Private Placement, the Reporting Persons beneficially owned 25.9% of the total amount of Shares outstanding as of February 21, 2022. A copy of the Subscription Agreement, dated January 25, 2022, between the Company and Deepkloof relating to the private placement is attached as Exhibit 99.9.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b)

Deepkloof beneficially owns 24,837,349 Shares, representing 25.9% of the 95,891,331 Shares outstanding as of February 21, 2022 as reported on the Company’s website on such date. HCI holds 100% of the equity interests in Invest14, and Invest14 holds 100% of the equity interests in Deepkloof. As a result, each of HCI and Invest14 may be deemed to beneficially own, and have shared voting and dispositive power with respect to, all such Shares.

(c)

On February 11, 2022, HCI purchased an aggregate of 3,539,823 Shares directly from the Company in a non-brokered private placement. The shares were sold at a price per share of $1.695 for aggregate gross proceeds to the Company of $6.0 million.

(d)

No person (other than the Reporting Persons) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended and supplemented by adding the following paragraphs:

The information set forth in Item 4 of this Amendment No. 2 with respect to the February 11 Private Placement is incorporated by reference in its entirety into this Item 6.

Item 7. Materials to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended and supplemented by adding a reference to the following exhibit:

Exhibit 99.10 Subscription Agreement, dated January 25, 2022.

CUSIP No. 72765Q601	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below have agreed to the joint filing on behalf of each of them for this statement.

Date:    February 22, 2022

DEEPKLOOF LIMITED

By:	Beaumont (Directors) Limited, corporate director

By:	/s/ Karen Oliver
Name: Karen Oliver
Title: Director of Beaumont (Directors) Limited

By:	/s/ Richard Stride
Name: Richard Stride
Title: Director of Beaumont (Directors) Limited

HCI INVEST14 HOLDCO (PTY) LIMITED

By:	/s/ John Anthony Copelyn
Name: John Anthony Copelyn
Title: Director of HCI Invest14 Holdco (Pty) Limited

HOSKEN CONSOLIDATED INVESTMENTS LIMITED

By:	/s/ John Anthony Copelyn
Name: John Anthony Copelyn
Title: Director of Hosken Consolidated Investments Limited